UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Quarter Ended July 31, 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended July 31, 2008 and 2007, and (iii) other information, and is being made pursuant to the Indenture, as amended, modified and supplemented, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee, and other agreements applicable to ASAT Holdings Limited and its subsidiaries.

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JULY 31, 2008 AND APRIL 30, 2008

(In thousands)

	July 31, 2008	April 30, 2008
	$’000	$’000
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	12,171	6,011
Accounts receivable, net (net of allowance for doubtful accounts of $799 thousand and $799 thousand at July 31, 2008 and April 30, 2008)	22,105	17,540
Inventories (Note 2)	17,508	15,112
Prepaid expenses and other current assets	4,720	5,138

Total current assets	56,504	43,801

Property, plant and equipment, net (Note 3)	58,856	62,252
Deferred charges, net	5,624	6,367
Other non-current assets	6,257	6,223

Total assets	127,241	118,643

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank facilities (Note 10)	13,371	9,392
Accounts payable	34,275	27,908
Accrued liabilities and other payable (Note 1)	23,084	18,915
Amount due to QPL (Note 4)	3,949	3,461
Current portion of capital lease obligations (Note 6)	26	26

Total current liabilities	74,705	59,702

Other payable, net of current portion	2,400	2,400
Purchase money loan	9,593	9,449
9.25% senior notes due 2011	150,000	150,000
Capital lease obligations, net of current portion (Note 6)	37	44

Total liabilities	236,735	221,595

Series A Redeemable Convertible Preferred Shares	3,217	2,796

Commitments and contingencies (Note 7)
Shareholders’ deficit:
Ordinary shares ($0.01 par value)	7,664	7,664
Less: Repurchase of shares at par	(71)	(71)

	7,593	7,593
Additional paid-in capital	252,668	252,960
Accumulated deficit	(372,847)	(366,178)
Accumulated other comprehensive loss	(125)	(123)

Total shareholders’ deficit	(112,711)	(105,748)

Total liabilities and shareholders’ deficit	127,241	118,643

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED JULY 31, 2008 AND 2007

(In thousands, except per share data)

(Unaudited)

	Three months ended
	July 31, 2008	July 31, 2007
	$’000	$’000
Sales	47,803	37,735
Cost of sales (Notes 2 and 4)	44,159	32,702

Gross profit	3,644	5,033

Operating expenses
—Selling, general and administrative	4,636	5,227
—Research and development	423	512
—Reorganization expenses (Note 5)	—	132

Total operating expenses	5,059	5,871

Loss from operations	(1,415)	(838)
Other income, net	101	222
Interest expense:
—Amortization of deferred charges	(886)	(892)
—Third parties	(4,345)	(4,100)

Loss before income taxes	(6,545)	(5,608)
Income tax expense	(124)	(105)

Net loss	(6,669)	(5,713)
Other comprehensive loss:
Foreign currency translation	(2)	—

Comprehensive loss	(6,671)	(5,713)

Net loss applicable to ordinary shareholders:
Net loss	(6,669)	(5,713)
Preferred shares:
—Cumulative preferred share dividends	(507)	(507)
—Accretion of preferred shares	(421)	(362)

Net loss applicable to ordinary shareholders	(7,597)	(6,582)

Net loss per ADS:
Basic and diluted net loss per ADS (dollar per ADS)	$(0.15)	$(0.14)

Basic and diluted weighted average number of ADSs outstanding	50,619,692	46,956,590

Net loss per ordinary share:
Basic and diluted net loss per ordinary share (dollar per share)	$(0.01)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	759,295,377	704,348,844

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED JULY 31, 2008

(In thousands)

(Unaudited)

	Ordinary Shares
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
	‘000	$’000	$’000	$’000	$’000	$’000
Balance as of April 30, 2008	759,295	7,593	252,960	(366,178)	(123)	(105,748)
Net loss for the period	—	—	—	(6,669)	—	(6,669)
Translation adjustment	—	—	—	—	(2)	(2)
Amortization of stock-based compensation	—	—	129	—	—	129
Amortization of the accretion of preferred shares	—	—	(421)	—	—	(421)

Balance as of July 31, 2008	759,295	7,593	252,668	(372,847)	(125)	(112,711)

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JULY 31, 2008 AND 2007

(In thousands)

(Unaudited)

	Three months ended
	July 31, 2008	July 31, 2007
	$’000	$’000
Operating activities:
Net loss	(6,669)	(5,713)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	4,854	5,674
Deferred charges and debt discount	886	892
Loss on disposal of property, plant and equipment	7	2
Unrealized foreign exchange loss	73	82
Amortization of stock-based compensation	129	282
Changes in operating assets and liabilities:
Accounts receivable, net	(4,565)	114
Inventories	(2,396)	(120)
Prepaid expenses and other current assets	418	(240)
Other non-current assets	(34)	(59)
Accounts payable	7,603	2,327
Accrued liabilities and other payable	4,170	336
Amount due to QPL	488	(114)
Other payable, net of current portion	—	516

Net cash provided by operating activities	4,964	3,979

Investing activities:
Acquisition of property, plant and equipment	(2,723)	(1,089)

Net cash used in investing activities	(2,723)	(1,089)

Financing activities:
Repayment of short-term bank facilities	(11,088)	—
Proceeds from draw down of new bank facilities	14,988	—
Repayment of capital lease obligations	(7)	(450)

Net cash provided by (used in) financing activities	3,893	(450)

Net increase in cash and cash equivalents	6,134	2,440
Cash and cash equivalents at beginning of the period	6,011	7,325
Effects of foreign exchange rates changes	26	—

Cash and cash equivalents at end of the period	12,171	9,765

Supplemental disclosure of cash flow information:
Cash paid during the period for:
—Interest expense	148	86
—Income taxes	659	172

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company” or “ASAT Holdings”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The April 30, 2008 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. The financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2008. The financial statements for the three months ended July 31, 2008 and 2007 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. All dollar amounts in these condensed financial statements are expressed in United Stated dollars, except where we state otherwise.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Basis of Presentation

The Company has experienced recurring net losses which were $42.4 million, $35.0 million, $25.0 million for the years ended April 30, 2006, 2007, 2008 and $6.7 million for the three months ended July 31, 2008, respectively. As of April 30, 2008 and July 31, 2008, the Company had net liabilities of $103.0 million and $109.5 million, respectively, and an accumulated deficit of $366.2 million and $372.8 million, respectively. In response to current financial conditions, the Company has continue to explore various means of additional financing besides the existing short-term bank facilities (see below), 9.25% senior notes and purchase money loan while reducing losses.

In July 2008, ASAT Semiconductor (Dongguan) Limited (“ASAT China”) obtained a short-term revolving credit facility of RMB60 million (approximately $8.6 million) which bears interest rate at a rate published by the People’s Bank of China plus a mark up of 15%. The revolving credit facility is backed by a guarantee provided by ASAT Limited (“ASAT HK”). The revolving credit facility will expire on April 6, 2009 and may be extended for further one year.

On October 17, 2008, the purchase money loan facility was amended to extend the maturity date of the $10.0 million principal amount and certain unpaid interest. The maturity date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, $441,667 were paid upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010. On December 15, 2008, the Company further amended the purchase money loan facility to extend the maturity due date of the loan amount of approximately $2,435,564 payable on December 15, 2008 to March 31, 2009.

In October 2008, ASAT China obtained a renewal of RMB150 million (approximately $20 million) revolving multi-currency credit facility which was extended for another year with the interest revised to LIBOR plus 4%. This facility is secured by trade receivables of ASAT China and will expire in October 2009.

On December 12, 2008, ASAT China secured an additional $3 million revolving credit facility with a one-year term and interest rate at LIBOR plus a markup, which will be determined upon drawdown. This revolving credit facility will be secured by pledge of certain equipment of ASAT China.

Due to the lack of visibility of the semiconductor market and the uncertainty regarding the length of the current downturn, the Company remains cautious about its cashflows and is in the process of attempting to obtain additional financing. There can be no assurance that additional financing will be obtained. If such financing is not obtained for any reason, there may be questions regarding the Company’s ability to continue as a going concern, and the Company may be unable to fund its operations and service its outstanding debt obligations. However, with the support of the existing external financing and the continuing exploration of external financing, the management believes that there will be sufficient financial resources to meet the Company’s cash requirements and the financial statements have been prepared on a going concern basis. Nonetheless, such determination is subject to a number of variables and uncertainties, including the effects of the global economic downturn and credit crisis on demand for the Company’s products and services and the ability of the Company and its customers to obtain adequate financing for their operations. Inadequate liquidity could materially and adversely affect the Company’s business operations and cause it to default on its outstanding debt obligations. For additional information, see the information provided under the heading “Risk Factors” in item 3 “Quantitative and Qualitative Disclosure About Market Risk”.

Net loss per share

Net loss per share is computed in accordance with SFAS No. 128, “Earnings Per Share” by dividing net loss applicable to ordinary shareholders, for each period by the weighted average number of ordinary shares outstanding during the period.

Diluted net loss per share is computed by dividing net loss to ordinary shareholders for each period by the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. The weighted average number of shares used to compute diluted net loss per share include the incremental shares of ordinary shares relating to outstanding options, conversion of preferred shares and warrants to the extent that conversion of such into incremental shares are dilutive.

The diluted net loss per share was the same as the basic net loss per share for the periods ended July 31, 2007 and 2008 as all potential ordinary shares including the stock options, preferred shares and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

Recent Accounting Pronouncements Not Yet Adopted by the Company

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In May 2008, the FASB finalized Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). The position clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this report, the Company does not have any convertible debt instruments that may be settled in cash upon conversion and FSP APB 14-1 does not have any impact to the Company as of the date of this report.

In June 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts”. The new standard clarifies how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise’s risk-management activities. The Company does not have any financial guarantee insurance contracts and does not expect the adoption of this standard to be relevant to our consolidated financial statements.

Stock-Based Compensation

Effective May 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share- Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Condensed Consolidated Financial Statements as of and for the three months ended July 31, 2007 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No.123(R). The valuation provisions of SFAS No. 123(R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basis over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date is recognized over the remaining service period using the compensation estimated for the SFAS No. 123(R) pro forma disclosures. See Note 9 below for further details.

Provision for taxation

In July 2006, the FASB issued FASB Interpretations 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The Company adopted the provision of FIN 48 effective May 1, 2007.

Prior to the adoption of FIN 48, the Company had made provision for the tax uncertainty that was identified under FAS 5. The Company determined that the adoption of FIN 48 did not result in additional uncertain tax benefits or FIN 48 liabilities as of May 1, 2007.

2.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	July 31, 2008	April 30, 2008
	$’000	$’000
Raw materials	15,696	13,309
Work-in-progress	1,664	1,702
Finished goods	148	101

	17,508	15,112

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. There were non-cash write-offs of specific inventories of $294 thousand and $228 thousand for the three months ended July 31, 2008 and 2007, respectively.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment included plant and machinery, leasehold improvements, fixtures and furniture, loose tooling, motor vehicles, office equipment and computer and software. Property, plant and equipment also included motor vehicles leased under capital leases with a cost, after impairment charges incurred in prior years, of $109 thousand less accumulated depreciation of $24 thousand as of July 31, 2008 and cost, net of impairment charges, of $109 thousand less accumulated depreciation of $19 thousand as of April 30, 2008, respectively. Depreciation is provided on a straight-line basis over the term of the leases.

Certain short term bank loans of the Company are secured by property, plant and equipment with an aggregate carrying value of approximately $6.2 million and $3.0 million as of July 31, 2008 and April 30, 2008, respectively.

4.	RELATED PARTY TRANSACTIONS

During the three months ended July 31, 2008, the Company undertook significant transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively known as “QPL”). As described below, QPL owned approximately 42.9% of the Company’s ordinary shares as of July 31, 2008 and April 30, 2008. The Company purchased raw materials from QPL amounting to $4.3 million and $2.1 million for the three months ended July 31, 2008 and 2007, respectively.

The amounts due to QPL for the purchase of raw materials amounted to $3.9 million and $3.4 million as of July 31, 2008 and April 30, 2008, respectively, and were unsecured and interest-free.

On October 1, 2007, the Company issued in total of 35,766,900 warrants to Asia Opportunity Fund, L.P., Chase Asia Investment Partners II (Y), LLC, CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V., affiliates of one of the Company’s major shareholders, JPMP, in return for amending the purchase money loan facility (see item 2 - “Material financing arrangements” for details). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. The fair value of warrants issued is approximately $1.6 million and is amortized as an adjustment of interest expense over the remaining term of the purchase money loan. As of July 31, 2008 and April 30, 2008, the unamortized fair value of the warrants was approximately $0.8 million and $1.1 million, respectively, and was recorded in “Deferred Charges, Net”.

As of July 31, 2008 and April 30, 2008, the Company has an outstanding loan obligation, net of fair value adjustment, and interest payable to Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds of $14.4 million and $13.4 million, respectively. The amounts are recorded in “Purchase Money Loan”, “Accrued Liabilities and Other Payable” and “Other Payable, Net of Current Portion” in our condensed consolidated balance sheet, respectively.

On February 28, 2008, the Company issued warrants for a total of 41.8 million ordinary shares to Mr. Tung Lok Li, the Acting Chief Executive Officer, as part of his compensation. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria, provided that if (i) Mr. Tung Lok Li ceases to serve as an executive officer of the Company for whatever reasons, including death or (ii) any person or entity becomes a beneficial owner of more than 50% of the total voting power in each and all classes of equity of the Company following the warrant issue date and Mr. Tung Lok Li ceases to serves as an executive officer of the Company due to such change of control, the warrant will become immediately exercisable with respect to an aggregate of up to 35.8 million ordinary shares. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

5.	REORGANIZATION EXPENSES

For the three months ended July 31, 2008, the Company has not incurred any further reorganization expenses. For the three months ended July 31, 2007, the Company terminated the services of approximately 20 employees primarily in the Hong Kong manufacturing operations. The aggregate amount of the reorganization expenses charged to the statement of operations amounted to $132 thousand for the three months ended July 31, 2007.

6.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments for motor vehicles under capital lease obligations as of July 31, 2008 are as follows:

$’000
Fiscal year ending April 30:
2009 (the remainder of fiscal year)	22
2010	30
2011	17

Total minimum lease payments	69
Less: Amounts representing interest	6

Present value of minimum payments	63
Current portion	26

Non-current portion	37

7.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

As of July 31, 2008 and April 30, 2008, the Company had contracted for capital expenditures on property, plant and equipment of $1.7 million and $0.2 million, respectively.

Operating leases

On June 30, 2008, the Company terminated the original lease agreements and management service agreements for both Phase I and Phase II facilities and entered into the new lease agreements with the lessor for the remaining terms of the respective leases. Under the new lease agreements, the rent and service fees to be paid are denominated in Renminbi and the monthly amount payable is based on the predetermined schedule. The expiry of the lease terms for Phase I and Phase II factory premises remain August 31, 2018 and July 31, 2020, respectively, and the Company has the option and right of first refusal to purchase the facilities and the related land-use right of the land at prices fixed as stated in the predetermined schedule of the respective original lease agreements.

Future minimum lease payments under operating leases as of July 31, 2008 are as follows:

$’000
Fiscal year ending April 30:
2009 (the remainder of fiscal year)	2,658
2010	3,330
2011	3,243
2012	2,995
2013	2,505
Thereafter	12,549

Total	27,280

Uncertain tax position

Hong Kong tax exposure. On December 8, 2006, ASAT Limited, a subsidiary of the Company, received an additional tax assessment from the Hong Kong Inland Revenue Department (“HKIRD”) with respect to the deductibility of certain expenses for Hong Kong Profits Tax purposes for fiscal year 2000/2001. Queries were raised by the HKIRD concerning the deductibility of interest expenses related to certain borrowings of ASAT Limited for Profits Tax purposes and whether the related borrowings were used towards revenue-generating activities, which allow the consequential interest expenses to be deductible for tax purposes. The assessment required ASAT Limited to pay HK$18.8 million (approximately $2.4 million) by January 12, 2007. On December 29, 2006, ASAT Limited filed an objection to the HKIRD for the full amount. On January 29, 2007, ASAT Limited filed a request to the HKIRD to reconsider its holdover claim, and on January 30, 2007, the HKIRD offered ASAT Limited an unconditional holdover, i.e. an agreement to defer payment, for 50% of the total tax in dispute (approximately HK$9.4 million or $1.2 million) until the final tax position is determined. Although the case was not yet concluded and ASAT Limited was still required to provide further evidence to the HKIRD showing that the borrowings were used towards revenue-generating activities and therefore, the consequential interest expenses would be deductible for tax purposes, the HKIRD had requested ASAT Limited to make prepayment for the remaining 50% of the total tax in dispute. On January 31, 2007, ASAT Limited filed a proposal to the HKIRD for installment payments for the remaining HK$9.4 million (approximately $1.2 million). Such proposal was accepted on March 27, 2007, and the amount was fully paid in June 2008. On August 1, 2008, the HKIRD issued a response letter to ASAT Limited stating that a portion of the interest expenses should be disallowed for tax purposes as the related portion of the borrowing was not applied towards revenue-generating activities. On October 17, 2008, ASAT Limited submitted a reply and revised tax filing accepting the HKIRD’s proposed basis of settlement to disallow a portion of the interest expenses and related costs with certain proposed amendments, such that ASAT Limited’s tax liability would be HK$8.5 million (approximately $1.1 million). The HKIRD agreed to the revised tax filing and refunded an amount of approximately HK$1 million on November 4, 2008. A reversal of taxation expenses of approximately HK$1 million (approximately $0.1 million) will be recognized in November 2008.

8.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at its discretion, invite any key officers, employees, consultants and non-employee directors of the Company to subscribe for its ordinary shares, up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors determines which individuals will be granted options, the number of ordinary shares subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate.

The fair value of stock-based compensation awards is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value stock-based compensation awards for the three months ended July 31, 2008 and 2007 are as follows:

	Three Months Ended July 31, 2008	Three Months Ended July 31, 2007
Risk-free interest rate	3.25%	4.76% – 4.84%
Expected life (years)	1 – 4	1 – 4
Expected stock volatility	249%	107%
Dividend yield	0%	0%

Expected life represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. Expected stock volatilities are based on historical volatilities of the Company’s stock price. Risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

Changes in subjective input assumptions can materially affect the fair value estimate. Total stock-based compensation recognized in cost of sales and selling, general and administrative expenses on the Company’s Condensed Consolidated Statements of Operations for the three months ended July 31, 2008 was $129 thousand.

Stock option activity related to the Company’s stock options for the three months ended July 31, 2008 is summarized as follows (stated in American Depositary Share, or ADS, equivalents based on fifteen ordinary shares per ADS):

	Outstanding Options
	Number of ADS options	Weighted- average exercise price per ADS	Weighted average remaining contractual terms (in years)
Outstanding at April 30, 2008	3,593,298	$1.32

Granted	477,000	$0.23
Cancelled/forfeited	(170,096)	$2.41
Exercised	—	$—

Outstanding at July 31, 2008	3,900,202	$1.14	8.79

ADS options exercisable at:
July 31, 2008	1,291,427	$2.36	7.33

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s ADSs for options whose exercise prices were less than such quoted price at July 31, 2008. During the three months ended July 31, 2008 and 2007, the aggregate intrinsic value of options exercised were $nil, determined as of the date of option exercise.

The weighted average grant-date fair value of options granted in the three months ended July 31, 2008 and 2007 was $0.23 and $0.75, respectively.

As of July 31, 2008, there was approximately $1.0 million of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted average life of 3.02 years.

The options generally vest from one to four years and expire ten years from the date of grant or within three months of termination of employment.

9.	ISSUANCE OF WARRANTS

On October 1, 2007, the Company issued 35,766,900 warrants to the lenders of the purchase money loan for a debt modification to extend the repayment date of interest and principal. Also, the Company issued another 35,766,900 warrants to the holders of 9.25% senior notes for the waiver of certain defaults and events of default that may have occurred or may occur.

All warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. All warrants cannot be redeemed by cash and the maximum number of shares to be issued is 71,533,800 ordinary shares which represents approximately 9.42% of the Company’s total outstanding ordinary shares as of July 31, 2008.

The fair value of warrants issued is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques requested in U.S. GAAP. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value warrants issued are as follows:

Risk-free interest rate	4.05%
Expected life (years)	3.3
Expected stock volatility	98%
Dividend yield	0%

Besides warrants issued in relation to the lenders of the purchase money loan and the holders of 9.25% senior notes, the Company issued warrants for a total of 41.8 million ordinary shares to Mr. Tung Lok Li, the Acting Chief Executive Officer, as part of his compensation. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria, provided that if (i) Mr. Tung Lok Li ceases to serve as an executive officer of the Company for whatever reasons, including death or (ii) any person or entity becomes a beneficial owner of more than 50% of the total voting power in each and all classes of equity of the Company following the warrant issue date and Mr. Tung Lok Li ceases to serves as an executive officer of the Company due to such change of control, the warrant will become immediately exercisable with respect to an aggregate of up to 35.8 million ordinary shares. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. As of July 31, 2008, 24 million warrants are exercisable, which represents approximately 3.16% of the Company total outstanding ordinary shares as of July 31, 2008.

The fair value of warrants issued is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques allowed under U.S. GAAP. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value warrants issued are as follows:

Risk-free interest rate	2.1%
Expected life (years)	2.92
Expected stock volatility	73%
Dividend yield	0%

10.	SHORT-TERM BANK FACILITIES

As of the balance sheet dates, the Company has the following bank credit facilities:

					Outstanding balance as of
Facilities	Terms	Expiry	Guarantee/ Pledged assets	Note	July 31, 2008	April 30, 2008
					$’000	$’000
Revolving multi-currency facilities of RMB150 million	1 year, interest bearing at LIBOR plus 0.8%	September 08	Trade receivable of $9.4 million	(a)	7,457	6,531
Revolving facility of RMB20 million	1 year, interest bearing at 7.29% per annum	September 08	$2.8 million of property, plant & equipment	(b)	2,914	2,861
Revolving facility of $5 million	1 year, interest bearing at LIBOR plus 3%	April 09	$3.4 million of property, plant & equipment		3,000	—
Revolving facility of RMB60 million	1 year, interest bearing at rate published by the People’s Bank of China plus a mark up of 15%	April 09	ASAT HK	(c)	—	—

					13,371	9,392

Notes:

(a)	In October 2008, ASAT China obtained a renewal of the revolving credit facility and was extended for another year with the interest revised to LIBOR plus 4%.
(b)	In September 2008, ASAT China fully repaid the RMB20 million credit facility.
(c)	This facility was obtained by ASAT China in July 2008.

11.	SUBSEQUENT EVENTS

On September 15, 2008, the Company paid semiannual dividend due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 158.91 ordinary shares per Series A Preferred Share and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to its rights offering, all in accordance with the terms of its Series A Preferred Shares. The term “investor group” as used in this report on Form 6-K refers to several private equity funds separately managed by or affiliated with APMP Master Fund Manager, L.P. (Formerly Chase Capital Partners) and Olympus Capital Holdings Asia.

On October 17, 2008, the Company amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, $441,667 was paid upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010. On December 15, 2008, the Company further amended the purchase money loan facility to extend the maturity due date of the loan principal of $2,435,564 payable on December 15, 2008 to March 31, 2009. On December 31, 2008, the Company further amended the purchase money loan facility to extend the commencement of interest payment from December 31, 2008 to February 1, 2009.

On October 13, 2008, ASAT China obtained a renewal of the RMB150 million (approximately $20 million) revolving credit facility for an additional year. This facility is secured by trade receivables of ASAT China bearing interest at LIBOR plus 4%.

On November 4, 2008, ASAT Limited received the final assessment from HKIRD that it agreed on the revised tax filing submitted by ASAT Limited dated October 17, 2008 and concluded that the additional tax expenses for year of assessment 2000/01 should be HK$8.5 million (approximately $1.1 million). A refund of approximately HK$1 million (approximately $0.1 million) was received on the same date.

On December 12, 2008, ASAT secured an additional $3 million revolving credit facility with a one-year term and interest rate at LIBOR plus a markup, which will be determined upon drawdown. This revolving credit facility will be secured by pledge of certain equipment of ASAT China.

12.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company, issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. Under the indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, the Company and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee as amended, modified and supplemented (the “Indenture”), governing the 9.25% senior notes, the Company and certain of its wholly-owned subsidiaries that are classified as “restricted subsidiaries” under the Indenture have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan, other than the laws of the People’s Republic of China applicable to ASAT China.

The condensed consolidating financial statements are presented below and should be read in connection with the condensed consolidated Financial Statements of the Company. The subsidiary guarantors for the 9.25% senior notes are ASAT Limited, ASAT Inc., Timerson Limited and ASAT (Cayman) Limited. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidating financial information presents the condensed consolidating balance sheets as of July 31, 2008 and April 30, 2008 and the related condensed consolidating statements of operations and comprehensive loss and cash flows for the three months ended July 31, 2008 and 2007 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidating Balance Sheet as of July 31, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	21	—	8,063	4,087	—	12,171
Accounts receivable, net	—	—	8,516	13,589	—	22,105
Inventories	—	—	76	17,432	—	17,508
Prepaid expenses and other current assets	194	—	1,763	2,763	—	4,720

Total current assets	215	—	18,418	37,871	—	56,504
Property, plant and equipment, net	—	—	1,461	148,896	(91,501)	58,856
Investment in and advance to consolidated entities	248,934	154,422	411,221	272,809	(1,087,386)	—
Deferred charges, net and other non-current assets	3,108	2,516	6,246	11	—	11,881

Total assets	252,257	156,938	437,346	459,587	(1,178,887)	127,241

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	2,727	—	644,672	350,231	(997,630)	—
Other current liabilities	2,404	6,938	15,410	49,953	—	74,705

Total current liabilities	5,131	6,938	660,082	400,184	(997,630)	74,705
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	11,993	—	37	—	—	12,030

Total liabilities	17,124	156,938	660,119	400,184	(997,630)	236,735

Series A Redeemable Convertible Preferred Shares	3,217	—	—	—	—	3,217

Shareholders’ equity (deficit):
Ordinary shares ($0.01 par value)	7,664	—	7,271	36,489	(43,760)	7,664
Less: Repurchase of share at par	(71)	—	—	—	—	(71)
Additional paid-in capital	237,297	—	41,367	—	(25,996)	252,668
Accumulated other comprehensive loss	—	—	—	(125)	—	(125)
(Accumulated deficit) Retained earnings	(12,974)	—	(271,411)	23,039	(111,501)	(372,847)

Total shareholders’ equity (deficit)	231,916	—	(222,773)	59,403	(181,257)	(112,711)

Total liabilities and shareholders’ equity (deficit)	252,257	156,938	437,346	459,587	(1,178,887)	127,241

Audited Condensed Consolidating Balance Sheet as of April 30, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	21	—	1,282	4,708	—	6,011
Accounts receivable, net	—	—	10,505	7,035	—	17,540
Inventories	—	—	188	14,924	—	15,112
Prepaid expenses and other current assets	261	—	1,441	3,436	—	5,138

Total current assets	282	—	13,416	30,103	—	43,801
Restricted cash, net of current portion	—	—	—	—	—	—
Property, plant and equipment, net	—	—	1,617	156,722	(96,087)	62,252
Investment in and advance to consolidated entities	249,067	150,702	406,917	257,874	(1,064,560)	—
Deferred charges, net and other non-current assets	3,600	2,767	6,202	21	—	12,590

Total assets	252,949	153,469	428,152	444,720	(1,160,647)	118,643

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	2,727	—	628,463	343,614	(974,804)	—
Other current liabilities	4,059	1,069	17,658	36,916	—	59,702

Total current liabilities	6,786	1,069	646,121	380,530	(974,804)	59,702
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liabilities	9,449	2,400	44	—	—	11,893

Total liabilities	16,235	153,469	646,165	380,530	(974,804)	221,595

Series A Redeemable Convertible Preferred Shares	2,796	—	—	—	—	2,796

Shareholders’ equity (deficit):
Ordinary shares ($0.01 par value)	7,664	—	7,271	36,489	(43,760)	7,664
Less: Repurchase of share at par	(71)	—	—	—	—	(71)
Additional paid-in capital	237,589	—	41,367	—	(25,996)	252,960
Accumulated other comprehensive loss	—	—	—	(123)	—	(123)
Accumulated deficit	(11,264)	—	(266,651)	27,824	(116,087)	(366,178)

Total shareholders’ equity (deficit)	233,918	—	(218,013)	64,190	(185,843)	(105,748)

Total liabilities and shareholders’ equity (deficit)	252,949	153,469	428,152	444,720	(1,160,647)	118,643

Unaudited Condensed Consolidating Statement of Operations for the Three Months Ended July 31, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Sales	—	—	14,747	44,657	(11,601)	47,803
Cost of sales	17	—	12,348	47,981	(16,187)	44,159

Gross (loss) profit	(17)	—	2,399	(3,324)	4,586	3,644
Operating expenses:
—Selling, general and administrative	312	—	4,874	1,179	(1,729)	4,636
—Research and development	—	—	37	386	—	423

Total operating expenses	312	—	4,911	1,565	(1,729)	5,059

(Loss) Income from operations	(329)	—	(2,512)	(4,889)	6,315	(1,415)
Other income, net	—	3,720	1,473	357	(5,449)	101
Interest expense:
—Amortization of deferred charges	(636)	(252)	(250)	—	252	(886)
—Others	(745)	(3,468)	(3,471)	(129)	3,468	(4,345)

(Loss) Income before income taxes	(1,710)	—	(4,760)	(4,661)	4,586	(6,545)
Income tax expense	—	—	—	(124)	—	(124)

Net (loss) income	(1,710)	—	(4,760)	(4,785)	4,586	(6,669)
Other comprehensive loss:
Foreign currency translation	—	—	—	(2)	—	(2)

Comprehensive (loss) income	(1,710)	—	(4,760)	(4,787)	4,586	(6,671)

Unaudited Condensed Consolidating Statement of Operations for the Three Months Ended July 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Sales	—	—	96,920	34,307	(93,492)	37,735
Cost of sales	47	—	99,182	31,171	(97,698)	32,702

Gross (loss) profit	(47)	—	(2,262)	3,136	4,206	5,033
Operating expenses:
—Selling, general and administrative	433	—	6,280	508	(1,994)	5,227
—Research and development	—	—	175	337	—	512
—Reorganization expenses	—	—	60	72	—	132

Total operating expenses	433	—	6,515	917	(1,994)	5,871

(Loss) Income from operations	(480)	—	(8,777)	2,219	6,200	(838)
Other income, net	2	3,720	5,671	749	(9,920)	222
Interest expense:
—Amortization of deferred charges	(547)	(252)	(345)	—	252	(892)
—Others	(516)	(3,468)	(3,470)	(114)	3,468	(4,100)

(Loss) Income before income taxes	(1,541)	—	(6,921)	2,854	—	(5,608)
Income tax expense	—	—	(99)	(6)	—	(105)

Net (loss) income	(1,541)	—	(7,020)	2,848	—	(5,713)
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	—

Comprehensive (loss) income	(1,541)	—	(7,020)	2,848	—	(5,713)

Unaudited Condensed Consolidating Statement of Cash Flows for the Three Months Ended July 31, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(133)	3,720	4,386	(3,142)	133	4,964
Net cash provided by (used in) investing activities	133	—	(1,321)	(1,402)	(133)	(2,723)
Net cash (used in) provided by financing activities	—	(3,720)	3,713	3,900	—	3,893

Net increase (decrease) in cash and cash equivalents	—	—	6,778	(644)	—	6,134
Cash and cash equivalents at beginning of the period	21	—	1,282	4,708	—	6,011
Effects of foreign exchange rates change	—	—	3	23	—	26

Cash and cash equivalents at end of the period	21	—	8,063	4,087	—	12,171

Unaudited Condensed Consolidating Statement of Cash Flows for the Three Months Ended July 31, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	11	3,720	(2,889)	3,137	—	3,979
Net cash provided by (used in) investing activities	7	—	(509)	(580)	(7)	(1,089)
Net cash provided by (used in) financing activities	—	(3,720)	3,907	(644)	7	(450)

Net increase (decrease) in cash and cash equivalents	18	—	509	1,913	—	2,440
Cash and cash equivalents at beginning of the period	232	—	6,508	585	—	7,325
Effects of foreign exchange rates change	—	—	—	—	—	—

Cash and cash equivalents at end of the period	250	—	7,017	2,498	—	9,765

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended July 31, 2008 and 2007

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this report, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are a global provider of semiconductor package design, assembly and test services and a leading developer of advanced packages. We have achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA, and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead”, or QFN package, and the inventor of TAPP™, as evidenced by our U.S. patents covering these technologies. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation and provide assembly and test services from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from our Milpitas, California, and Dongguan, China facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network, we are able to provide highly focused design and production services with rapid time-to-market design and production solutions. For the three months ended July 31, 2008, we shipped products to over 69 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by sales for the three months ended July 31, 2008 were Broadcom Corporation, Maxim Integrated Products, Inc. and IDT Corporation, these customers accounted for 75.1% of our total sales for the three months ended July 31, 2008.

We historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to lower costs, improve operating efficiencies and provide better access to the high-growth semiconductor market in China, we moved all of our Hong Kong manufacturing operations to China. We completed the transfer of all of our equipment to Dongguan, China and the qualification process with our customers for our products during the fiscal year ended April 30, 2007. We are committed to continuing to reduce our costs while ensuring high quality standards for our assembly and test operations in Dongguan, China.

We offer assembly services for a broad range of semiconductor packaging including chipscale (small) and non-chipscale (large) packages. Most of the revenue derived from test services comes from test services performed in connection with assembly services. The following table sets forth the breakdown of sales by product category and as a percentage of total sales for the periods indicated:

	Fiscal Year Ended April 30,					Three Months Ended July 31,
	2004	2005	2006	2007	2008	2007	2008
	(in percentage)					(in percentage)
Sales:
Assembly services:
- Chipscale packages (“CSP”)	40%	54%	63%	73%	73%	74%	80%
- Non-CSP laminate packages	17	11	10	10	12	10	10
- Non-CSP leadframe packages	32	24	20	12	12	12	8

Subtotal	89%	89%	93%	95%	97%	96%	98%
Test services	11	11	7	5	3	4	2

Total	100%	100%	100%	100%	100%	100%	100%

Strategy

Our overall business strategy has remained consistent over the last several years which strategy is to improve revenue and grow our market share, focus on margins, lower costs and achieve profitability on a sustained basis. The principal elements of our strategy include:

•

Increasing our competency to gain market share by achieving higher levels of customer satisfaction. In particular, we have achieved faster response times as a result of our leaner organizational structure that was implemented as part of our recent cost reduction programs and a more responsive, state-of-the-art facility that allows us to turn around orders rapidly. Our manufacturing output in Dongguan, China continues to improve, resulting in better cycle times and yields. We believe that our improved operating metrics have increased our competitiveness and not only allow us to generate additional orders from existing customers, but are also leading to new business opportunities and increased market share. Additionally, we expect that the equipment we have in place, and selected equipment that we plan to purchase to expand our capabilities, will provide us with sufficient capabilities to meet our expected customer requirements.

•

Creating strategic customer teams to focus our resources on strategic accounts. We are focusing on increasing sales to our strategic customers who have the ability to add more business to existing product lines where we are already qualified. We have dedicated cross functional teams consisting of Sales, Customer Service, Engineering and Production focused along customer lines, which enables us to respond more effectively to customer requirements and efficiently allocate resources throughout the organization.

•

Strengthening top customers while concurrently diversifying our customer base. We will continue to try to strengthen our relationships with existing top customers, which offer the greatest opportunity for improved sales in the short-term, while concurrently pursuing new customers in an effort to diversify our customer base.

•

Focusing on customer driven new product development. This effort involves increasing our applications engineering function and participating in new customer driven product introductions, which we believe has traditionally been a strength of our company. For example, we are developing a thinner package technology, what we call our Thin LPCC. We believe this technology will be in high demand as it will be used in the newest generation of consumer and portable devices.

•

Continuing to reduce our cost structure and increase our working capital. Over the last year, as a result of the completion of our move to China we have achieved a more efficient manufacturing process that enables us to achieve enhanced quality, cycle times and yields. We continue to manage costs resulting in a leaner and more efficient organizational structure, which provides us with a more competitive cost structure that can enhance our margin and working capital.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to going concern assumption, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions. A summary of our significant accounting policies used in the preparation of consolidated financial statements appears in Note 2 of the notes to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended April 30, 2008 for further details.

Basis of Presentation. We determined that the going concern basis of presentation is appropriate based on our estimates and judgments of future performance of the Company, future events and projected cash flows. At each balance sheet date, we evaluate our estimates and judgments as part of our going concern assessments. Due to the lack of visibility of the semiconductor market and the uncertainty regarding the length of the current downturn, we remain cautious about our cashflows and are in the process of attempting to obtain additional financing. There can be no assurance that additional financing will be obtained. If such financing is not obtained for any reason, there may be questions regarding our ability to continue as a going concern, and we may be unable to fund our operations and service our outstanding debt obligations. However, with the support of the existing external financing and the continuing exploration of external financing, we believe that there will be sufficient financial resources to meet our cash requirements and the financial statements have been prepared on a going concern basis. Nonetheless, such determination is subject to a number of variables and uncertainties, including the effects of the global economic downturn and credit crisis on demand for our products and services and our ability and our customers to obtain adequate financing for their operations. Inadequate liquidity could materially and adversely affect our business operations and cause it to default on its outstanding debt obligations. For additional information, see the information provided under the heading “Risk Factors” in item 3 “Quantitative and Qualitative Disclosure About Market Risk”.

Revenue Recognition and Risk of Loss. We do not take ownership of customer-supplied semiconductor wafers or die. The title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and our ability to collect is reasonably assured, which is the date when the customer receives and accepts the goods. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the SEC’s Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value of inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

In addition, we evaluate our asset utilization and consider whether certain long-lived assets should be either written off or held for disposal. Assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States, Hong Kong and China as of July 31, 2008 and April 30, 2008 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities. At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operations if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency, if any, is disclosed in the notes to the financial statements.

New Accounting Standards.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In May 2008, the FASB finalized Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). The position clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this report, we do not have any convertible debt instruments that may be settled in cash upon conversion and FSP APB 14-1 does not have any impact to us as of the date of this report.

In June 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts”. The new standard clarifies how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise’s risk-management activities. We do not have any financial guarantee insurance contracts and do not expect the adoption of this standard to be relevant to our consolidated financial statements.

Results of Operations

The following table contains certain unaudited condensed consolidated statements of operations and comprehensive loss data for the periods listed and sets forth such data as a percentage of sales for the periods listed:

	(Unaudited) Three Months Ended
	July 31, 2008		July 31, 2007
	($ in thousands: % of sales)
Sales	$47,803	100.0%	$37,735	100.0%
Cost of sales	44,159	92.4	32,702	86.7
Gross profit	3,644	7.6	5,033	13.3
Selling, general and administrative	4,636	9.7	5,227	13.9
Research and development	423	0.9	512	1.4
Reorganization expenses	—	—	132	0.3
Total operating expenses	5,059	10.6	5,871	15.6
Loss from operations	(1,415)	(3.0)	(838)	(2.3)

Three Months Ended July 31, 2008 Compared to Three Months Ended July 31, 2007

Sales

The following table sets forth the breakdown of sales by product category for the periods indicated:

	(Unaudited) Three Months Ended
	July 31, 2008		July 31, 2007
	($ in thousands: % of sales)
Chipscale packages (CSP) assembly services	$38,391	80.3%	$27,943	74.0%
Non-CSP laminate packages assembly services	4,691	9.8	3,955	10.5
Non-CSP leadframe packages assembly services	3,817	8.0	4,407	11.7

Subtotal for assembly services	$46,899	98.1%	$36,305	96.2%
Test services	904	1.9	1,430	3.8

Total sales	$47,803	100.0%	$37,735	100.0%

Sales increased by 26.7% to $47.8 million for the three months ended July 31, 2008 as compared to $37.7 million for the three months ended July 31, 2007.

Sales for assembly services were $46.9 million and $36.3 million for the three months ended July 31, 2008 and 2007, respectively.

The increase in sales for assembly services during the period was mainly attributable to an increase in unit sales volume as a result of a change in our product mix due to a change in our customers demand. Sales for assembly services accounted for 98.1% and 96.2% of total sales for the three months ended July 31, 2008 and 2007, respectively. Sales from chipscale packages represented 80.3% of total sales for the three months ended July 31, 2008 as compared to 74.0% of total sales for the three months ended July 31, 2007. Our mix of assembly services shifted mostly toward chipscale packages during the three months ended July 31, 2008 as compared to the corresponding prior period because of increased market demand for those packages from new and existing customers.

Sales from test services decreased by 36.8% to $0.9 million for the three months ended July 31, 2008 as compared to $1.4 million for the three months ended July 31, 2007. These decreases are primarily attributable to a decrease in unit test volume as a result of excess capacity in the market for test services.

Gross Profit

Gross profit for the three months ended July 31, 2008 was $3.6 million, as compared to gross profit of $5.0 million for the three months ended July 31, 2007. Gross margin decreased to 7.6% for the three months ended July 31, 2008, as compared to 13.3% for the three months ended July 31, 2007. The decrease was mainly attributable to an increase in raw material costs as a result of an increase in oil prices throughout the period. For the three months ended July 31, 2008, we recorded $0.3 million in inventory write-offs, as compared to $0.2 million for the three months ended July 31, 2007.

Selling, General and Administrative

Selling, general and administrative expenses decreased by 11.3% to $4.6 million for the three months ended July 31, 2008, as compared to $5.2 million for the three months ended July 31, 2007. This decrease primarily resulted from improved cost controls.

Research and Development

Research and development expenses decreased by 17.4% to $423 thousand for the three months ended July 31, 2008, as compared to $512 thousand for the three months ended July 31, 2007. The reduction of research and development expenses for the period was a result of the improved cost structure and more effective use of the external research facilities to supplement projects’ need.

Reorganization Expenses

For the three months ended July 31, 2007, the Company terminated the services of approximately 20 employees, primarily in the Hong Kong manufacturing operations. The aggregate amount of the reorganization expenses charged to the statements of operations amounted to $132 thousand in the three months ended July 31, 2007. No such reorganization expense was incurred during the three months ended July 31, 2008.

Other Income, Net

During the three months July 31, 2008 and 2007, we earned $101 thousand and $222 thousand, respectively. Other income mainly consists of interest income, exchange gain and other miscellaneous income. The decrease in other income is mainly due to a decrease in exchange gain.

Interest Expense

Interest expense was $5.2 million for the three months ended July 31, 2008, as compared to $5.0 million for the three months ended July 31, 2007, representing a $0.2 million increase as a result of an increase in short-term bank borrowings.

Income Tax Expense

During the three months ended July 31, 2008, we incurred an income tax expense of $124 thousand and as compared to $105 thousand for the three months ended July 31, 2007. The income tax expense for the three months ended July 31, 2008 was primarily attributable to provision for the PRC Enterprise Income Tax; while the amount for the three months ended July 31, 2007 mainly represents provision for the Hong Kong Profits Tax concerning a tax dispute for the fiscal year 2000.

Liquidity and Capital Resources

Cash flow. Cash and cash equivalents were $12.1 million as of July 31, 2008, as compared to $9.8 million as of July 31, 2007, representing an increase of $2.3 million.

Net cash provided by operating activities. For the three months ended July 31, 2008, our net cash provided by operating activities was $5.0 million, representing an increase of $1.0 million as compared to $4.0 million for the three months ended July 31, 2007. The increase in net cash provided by operating activities was primarily due to the receipt of a value added tax refund of approximately $1.5 million by ASAT China during the fiscal quarter ended July 31, 2008.

Net cash used in investing activities. Net cash used in investing activities was $2.7 million for the three months ended July 31, 2008, representing a decrease in cash outflow of $1.6 million as compared to $1.1 million for the three months ended July 31, 2007. The investing activities in this period consisted primarily of payments for purchase of equipment and machinery to support the manufacturing operations and a payment of the final installment of the renovation fees of $1.1 million to Wellmean, a local contractor, in connection with the construction of the Phase II manufacturing facility at Dongguan, China (see Part II Other information – Item 1, Legal Proceedings).

Net cash provided by (used in) financing activities. Net cash provided by financing activities was $3.9 million for the three months ended July 31, 2008, representing an increase of $4.4 million as compared to net cash used in financing activities of $0.5 million for the three months ended July 31, 2007. Cash provided by financing activities for the three months ended July 31, 2008 was mainly generated from net proceeds from drawing down of new bank facilities of $3.9 million. Net cash used in financing activities for the three months ended July 31, 2007 was $0.5 million for the repayment of capital lease obligations.

Capital Expenditures and Material Financing Arrangements

Capital commitments and expenditures

As of July 31, 2008, we had commitments for capital expenditures of approximately $1.7 million. These capital expenditures would be used for maintenance and enhancement of our production equipment at our Dongguan, China facilities. We currently intend to fund our capital expenditures with the existing cash resources and positive cash flow generated from the savings that we are now realizing and expect to realize in the future from reductions in cost structure as a result of the migration of our manufacturing operations to Dongguan, China. We will also continue to seek financing from customers and financial institutions to fund our future capital expenditures. The execution of these plans is highly dependent upon the progress of our business growth and the technological requirements to maintain the competition edge of our company.

Material financing arrangements

On July 31, 2005, we entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility.

The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The Series A Preferred Share financing closed on October 27, 2005.

The second $15 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds. The facility may be drawn upon in two tranches. The first tranche of $10 million may be drawn upon if our consolidated cash position falls below $10 million. A second tranche of an additional $5 million may be drawn upon if our consolidated cash position again falls below $10 million. The maturity date of the loans made in a tranche was originally two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS).

On January 25, 2006, we borrowed the first $10 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders under the purchase money loan facility warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. On July 31, 2007, the second $5 million tranche commitment expired and was not drawdown. Therefore, the remaining second tranche of $5 million is no longer available to us.

On August 23, 2007, we amended the purchase money loan facility to, among other things, extend the maturity due date of the $10 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, on October 1, 2007, we issued 35,766,900 warrants to the lenders, which are exercisable, in the aggregate, for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they are exercisable are not registered under the Securities Act of warrants 1933, or any state securities laws, and were sold in a private transaction under Regulation D and Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

On October 10, 2007, we amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008.

On October 17, 2008, we amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, we were required to pay $441,667 upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010. On December 15, 2008, we further amended the purchase money loan facility to extend the maturity due date of the loan principal of $2,435,564 payable on December 15, 2008 to March 31, 2009.

On December 31, 2008, we further amended the purchase money loan facility to extend the commencement of interest payment from December 31, 2008 to February 1, 2009.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on us and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. We have obtained a waiver on such obligation until such time as we are notified to file a registration statement, which has not yet occurred as of the date of this report. We have withdrawn all previous filings with the U.S. Securities and Exchange Commission, or SEC, on this matter.

As required by the securities purchase agreement, in July 2006, we completed a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that waived participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 123 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On March 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL.

On September 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On March 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On September 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On March 15, 2008, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 91.10 ordinary shares per Series A Preferred Share and 835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On September 15, 2008, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 158.91 ordinary shares per Series A Preferred Share and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On May 1, 2006, we entered into a financing agreement with a customer to provide us $6 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and was to be repaid beginning in January 2007 by off-setting amounts against our receivables from our future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from our sales to the customer in a given month being paid by us in cash. Such arrangement was terminated on January 17, 2008, and the advance from customer was fully offset against the receivable as of January 31, 2008.

In September 2006, ASAT China obtained a revolving credit facility of RMB30 million (approximately $4.3 million) from a Chinese bank. The interest rate payable on the revolving credit facility is 6.12% per annum, with interest to be paid on a monthly basis. The revolving credit facility is secured by the pledge of certain equipment of ASAT China purchased with the proceeds of such facility and may be extended after one year. On October 8, 2006, ASAT China drew down RMB20 million (approximately $2.9 million) which was due in October 2007. In September 2007, ASAT China rolled over the original RMB20 million for another year at the interest rate of 7.29%. On April 30, 2007, ASAT China drew down the remaining balance of this revolving credit facility and repaid in full on the due date of April 30, 2008. In September 2008, ASAT China repaid the balance of the RMB20 million credit facility.

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $6.9 million on our 9.25% senior notes due 2011. We subsequently paid such interest payment, including accumulated penalty interest, on August 28, 2007, which was within the 30 days grace period permitted under the Indenture governing our 9.25% senior notes due 2011.

We have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors.

On August 23, 2007, we received consents from approximately 98% of holders of our 9.25% senior notes due on 2011 to enter into a supplemental indenture dated August 27, 2007, which amended certain provisions of the Indenture and waived certain defaults and events of default that may have occurred or may occur. The amendments included: (i) elimination of restrictions on the value of the assets that may be held by ASAT China; (ii) expand the ability of our company and our subsidiaries to secure financing from additional sources; and (iii) extend the deadline for us to fulfill our reporting obligations under the Indenture. In return, we agreed to issue warrants for ordinary shares in connection with the amendment of the Indenture and these warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to the solicitation of consents ended August 23, 2007 to amend the Indenture, subject to certain conditions specified therein. On October 1, 2007, we issued in total of 35,766,900 warrants to the eligible holders. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of our total outstanding ordinary shares on a fully diluted basis as of the issue date. The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

In September 2007, ASAT China obtained a second revolving multi-currency credit facility of RMB150 million or equivalent (approximately $20 million) with a term of one year. This facility is secured by trade receivables of ASAT China. In October 2008, ASAT China obtained a renewal of the second revolving credit facility and is extended for another year with the interest rate revised to LIBOR plus 4%.

In April 2008, ASAT China obtained a third revolving credit facility of $5 million with a term of one year bearing interest rate at LIBOR plus 3%. The third revolving credit facility is secured by certain equipment of ASAT China.

In July 2008, ASAT China obtained a fourth short-term revolving credit facility of RMB60 million bearing interest at a rate published by the People’s Bank of China plus a markup of 15%. The revolving credit facility is backed by a guarantee provided by ASAT HK. The revolving credit facility will expire in April 6, 2009 and may be extended for further one year.

In December 2008, ASAT China obtained a fifth revolving credit facility of $3 million with a one-year term and interest rate at LIBOR plus a markup, which will be determined upon drawdown. The revolving credit facility will be secured by pledge of certain equipment of ASAT China.

As of the date of this report, ASAT China had drawn down approximately $12.0 million in total of all its credit facilities.

Due to the lack of visibility of the semiconductor market and the uncertainty regarding the length of the current downturn, we remain cautious about its cashflows and is in the process of attempting to obtain additional financing. There can be no assurance that additional financing will be obtained. If such financing is not obtained for any reason, there may be questions regarding our ability to continue as a going concern, and we may be unable to fund its operations and service its outstanding debt obligations. However, with the support of the existing external financing and the continuing exploration of external financing, the management believes that there will be sufficient financial resources to meet our cash requirements. Nonetheless, such determination is subject to a number of variables and uncertainties, including the effects of the global economic downturn and credit crisis on demand for our products and services and our ability and our customers to obtain adequate financing for their operations. Inadequate liquidity could materially and adversely affect our business operations and cause us to default on its outstanding debt obligations. For additional information, see the information provided under the heading “Risk Factors” in item 3 “Quantitative and Qualitative Disclosure About Market Risk”.

Debt. As of July 31, 2008, our total outstanding debt was approximately $173 million, consisting of $150 million of 9.25% senior notes due 2011, $63 thousand of capital lease obligations, $9.6 million under our purchase money loan facility (the principal amount of the loan which we had to repay as of such date was $10 million) and $13.4 million under our revolving credit facilities with Chinese banks. The 9.25% senior notes require the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advance;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Merge, consolidate or sell all or substantially all of our assets;

•	Issue or sell capital stock of some of our subsidiaries;

•	Sell or exchange assets or enter into new businesses;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Create liens on assets; and

•	Enter into particular types of transactions with affiliates or related persons.

Our purchase money loan facility contains these restrictions plus additional restrictions on our ability to incur debt.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. These monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor was responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from August 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount that we would be obligated to pay if we were exercise our option and right of first refusal under the Phase II lease in October 2008.

On June 30, 2008, we terminated the original lease agreements and management service agreements for both Phase I and Phase II facilities, which were entered into between Timerson and Changshi. At the same time, ASAT China entered into the new lease agreements with Changshi for the remaining terms of the respective leases. Under the new lease agreements, the rent and service fees to be paid are denominated in Renminbi and the monthly amount payable is based on the predetermined schedule described above. The expiry of the lease terms for Phase I and Phase II factory premises remain August 31, 2018 and July 31, 2020, respectively, and ASAT China has the option and right of first refusal to purchase the facilities and the related land-use right of the land at prices fixed as stated in the predetermined schedule of the respective original lease agreements.

These arrangements enabled us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we had financed the construction of the Phase I and Phase II facilities, we would have been required to recognize a liability for obligations that we would undertake in connection with the financing.

Related Party Transactions

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased leadframe requirements, other raw materials, tooling and spare parts from QPL which amounted to $4.3 million and $2.1 million for the three months ended July 31, 2008 and 2007, respectively. All purchases from QPL are made in accordance with the Amended and Restated Supply Agreement.

The amount due to QPL, which represented the net payable to QPL as a result of the above, was unsecured and interest free.

As of July 31, 2008 and April 30, 2008, we had an outstanding loan obligation, net of fair value adjustment, and interest payable to Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds of $14.4 million and $13.4 million which are recorded in “Purchase Money Loan”, “Accrued Liabilities and Other Payable” and “Other Payable, Net of Current Portion” in our condensed consolidated balance sheet, respectively.

On September 1, 2006, our board of directors appointed Tung Lok Li as Acting Chief Executive Officer. Mr. Li is chairman of QPL, one of our principal shareholder groups, and a member of our board of directors. Mr. Li has assumed his position for the interim period while we continue our search for a permanent Chief Executive Officer. While Mr. Li will continue to serve as a member of our board of directors, his employment contract with us expressly prohibits him from entering into any related party transactions with QPL. On September 1, 2006, our board of directors appointed Joseph Martin as Executive Vice President of Sales and Marketing. In April 2008, Mr. Martin assumed a new position as our Chief Business Officer. Mr. Martin was Chief Executive Officer of QPL, one of our principal shareholder groups, and is a member of our board of directors. Mr. Martin resigned from his position with QPL effective September 1, 2006 to avoid any conflicts of interest with his current position at ASAT. On July 18, 2007, our board of directors appointed Kei Hong Chua as Chief Financial Officer. Mr. Kei Hong Chua succeeds his brother, Mr. Kei W. Chua, our former Acting Chief Financial Officer and a current member of our board of directors, who is affiliated with one of our principal shareholder groups, the investor group.

On October 1, 2007, we issued warrants exercisable for an aggregate of 35,766,900 ordinary shares to Asia Opportunity Fund, L.P., Chase Asia Investment Partners II (Y), LLC, CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V., affiliates of one of our major shareholders, JPMP, in return for amending the purchase money loan facility (see item 2 - “Material financing arrangements” for details). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. The fair value of warrants issued is approximately $1.6 million, and it is amortized as an adjustment of interest expense over the remaining term of the purchase money loan. As of July 31, 2008 and April 30, 2008, the unamortized fair value of the warrant was approximately $0.8 million and $1.1 million and recorded in “Deferred Charges, Net”.

On February 28, 2008, we issued warrants exercisable for a total of 41.8 million ordinary shares to Mr. Tung Lok Li, the acting Chief Executive Officer, as part of his compensation. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria, provided that if (i) Mr. Tung Lok Li ceases to serve as our executive officer for whatever reasons, including death or (ii) any person or entity becomes a beneficial owner of more than 50% of the total voting power in each and all classes of our equity following the warrant issue date and Mr. Tung Lok Li ceases to serves as our executive officer due to such change of control, the warrant will become immediately exercisable with respect to an aggregate of up to 35.8 million ordinary shares. The fair value of warrants issued is approximately $1 million, and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, inflation has been rising recently in the United States, China and other areas of the world where we do business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Subsequent Events

On September 15, 2008, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 158.91 ordinary shares per Series A Preferred Share and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of the Series A Preferred Shares.

On October 17, 2008, we amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, $441,667 were paid upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010. On December 15, 2008, we further amended the purchase money loan facility to extend the maturity due date of the loan principal of $2,435,564 payable on December 15, 2008 to March 31, 2009. On December 31, 2008, we further amended the purchase money loan facility to extend the commencement of interest payment from December 31, 2008 to February 1, 2009.

On October 13, 2008, ASAT China obtained a renewal of the RMB150 million (approximately $20 million) revolving credit facility for an additional year. This facility is secured by trade receivables of ASAT China bearing interest at LIBOR plus 4%.

On November 4, 2008, ASAT Limited received the final assessment from HKIRD that it agreed on the revised tax filing submitted by ASAT Limited dated October 17, 2008 and concluded that the additional tax expenses for year of assessment 2000/01 should be HK$8.5 million (approximately $1.1 million). A refund of approximately HK$1 million (approximately $0.1 million) was received at the same date.

On December 12, 2008, ASAT secured an additional $3 million revolving credit facility with a one-year term and interest rate at LIBOR plus a markup, which will be determined upon drawdown. This revolving credit facility will be secured by pledge of certain equipment of ASAT China.

Forward-Looking Statements Disclaimer

This current report on Form 6-K contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communications sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of operating our assembly and test facilities in Dongguan, China, the ability to employ and retain senior management, our high leverage, and the recent credit crisis which has made it more difficult to obtain additional financing, our ability to service our debt obligations and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, including the effects of the adjustment to our ADS ratio, delisting of our ADSs from the Nasdaq Capital Market and negative impact on the price and liquidity of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

For a more detailed discussion of the known material risks and uncertainties facing the Company, please refer to the “Risk Factors” below.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our revenue and costs, assets and liabilities have been denominated in either U.S. dollars, Chinese Renminbi or Hong Kong dollars. Substantially all our sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in U.S. dollars. Labor, manufacturing cost, and administrative costs are incurred primarily in Hong Kong dollars, Chinese Renminbi and, to a lesser extent, U.S. dollars. Overall, we estimate that in fiscal years 2008 and 2009, substantially all of our marketing costs and operating expenses (excluding depreciation) will be in Hong Kong dollars, U.S. dollars or Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars or Chinese Renminbi.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the range varying between HK$7.75 per U.S. dollar and HK$7.85 per U.S. dollar since May 2005, we have not experienced significant foreign exchange gains or losses associated with that currency. Following the shut down of the Hong Kong manufacturing operations, our spending in Hong Kong dollars has been further reduced.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the migration of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of December 31, 2008, the exchange rate was RMB 6.82 to US$1.00 as compared with RMB7.28 to US$1.00 as of December 31, 2007. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our China operations.

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, inflation has been rising recently in the United States, China and other areas of the world where we do business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Item 4.	Controls and Procedures

Evaluation of disclosure controls and procedures. As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management, with the participation of our Acting Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of July 31, 2008. Disclosure controls and procedures refer to controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Based on this evaluation, our Acting Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of July 31, 2008 at the reasonable assurance level.

Risk Factors

Risks relating to our business include the factors set forth below. Because of the following factors, as well as other factors affecting our operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

We have been operating at a net loss for each of the past five fiscal years and have had negative operating cash flow in fiscal 2006.

We have been operating at a net loss for each of the past five fiscal years. Our net loss for the fiscal years ended April 30, 2004, 2005, 2006, 2007 and 2008 was $16.7 million, $60.4 million, $42.4 million, $35.0 million and $25.0 million, respectively. We also had negative operating cash flow in fiscal 2006 of $7.1 million. Although we achieved positive operating cash flow since fiscal year 2007, we cannot assure you that we will be able to generate positive cash flow in the future.

Due to insufficient cash generated from operations, we have funded our operations through the sale of equity and debt securities, borrowings, equipment lease financings, shareholder financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, including the move of our assembly and test facilities to lower cost facilities in Dongguan, China, we continue to have significant fixed expenses and are incurring other manufacturing, sales and marketing, product development and administrative expenses. In September 2006, ASAT China obtained a revolving credit facility of RMB30 million (approximately $4.3 million) with a term of one year from a Chinese bank. The revolving credit facility is secured by the pledge of certain equipment of ASAT China purchased with the proceeds of such facility. On October 8, 2006, ASAT China drew down RMB20 million (approximately $2.9 million) which was due in October 2007 at an interest rate of 6.12% per annum. In September 2007, ASAT China rolled over the original RMB20 million for another year at an interest rate of 7.29%. On April 30, 2007, ASAT China drew down the remaining balance of RMB10 million (approximately $1.4 million) of this revolving credit facility at an interest rate of 6.39% per annum and with a term of one year and subsequently repaid such amount on April 30, 2008. As such, the outstanding balance of this revolving facility was RMB20 million as of July 31, 2008. In September 2008, ASAT China repaid the balance of RMB20 million credit facility. In September 2007, ASAT China obtained a second revolving multi-currency credit facility of RMB150 million or equivalent (approximately $20 million) with a term of one year bearing interest at LIBOR plus 0.8%. This facility is secured by trade receivables of ASAT China. In October 2008, ASAT China obtained a renewal of the second revolving credit facility and extended it for another year with the interest rate revised to LIBOR plus 4%. In April 2008, ASAT China obtained a third revolving credit facility of $5 million bearing interest at LIBOR plus 3%. The third revolving credit facility is secured by the pledge of certain equipment of ASAT China. In July 2008, ASAT China obtained a fourth revolving credit facilities of RMB60 million (approximately $8.6 million) bearing interest at the published rate of the People’s Bank of China plus a mark up of 15%. The fourth revolving credit facility is backed by a guarantee provided by ASAT HK. Both the third and fourth facilities are short term and will expire in April 2009. In December 2008, ASAT China obtained a fifth revolving credit facility of $3 million with a one-year term and interest rate at LIBOR plus a markup, which will be determined upon drawdown. The revolving credit facility will be secured by a pledge of certain equipment of ASAT China. As of the date of this report, ASAT China had an aggregate of approximately $12.0 million loans outstanding under the credit facilities.

In the event that we continue to generate negative cash flow, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of debt and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011, our purchase money loan agreement and our revolving credit facilities, any default or non-compliance with the covenants that govern any of our borrowings, as well as requirements to obtain approval of certain types of financings from our shareholders. For details of certain of our borrowings, see “Risk Factors-We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement.” We are also uncertain as to whether we can raise additional financing from our shareholders in the future. For these and other reasons outside our control, it may be difficult for us to raise additional capital if and when it is required or at all. If we are unable to raise future additional or alternate financing when needed, any of the following may occur:

•	our customer relationships and orders with our customers could deteriorate;

•	suppliers would be less willing to supply us or extend credit on acceptable terms, if at all;

•	employee attrition could increase; and

•	lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected, which could negatively affect our ability to develop new technologies and products and services, increase production and compete effectively in our market, and we may not be able to meet our obligations as they become due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if at all. In any such case, we may not be able to continue as a going concern.

We will require a significant amount of cash to fund operating and capital expenditures and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the three months ended July 31, 2008 and 2007, the earnings to fixed charges deficiency were $6.5 million and $5.6 million, respectively. For the purpose of this calculation, “earnings” consisted of loss before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to generate cash flow in excess of current levels to fund operating and capital expenditures and to service our debt, including our 9.25% senior notes due 2011, our purchase money loan facility, our revolving credit facilities and capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from other financing sources to fund our planned operations and capital expenditures or to service our debt. Our ability to generate cash from operations is subject to general economic, financial, market competition, industry, technology, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry, as discussed in the following risk factor. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures, reduce research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on commercially acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take any of these steps may be subject to approval by creditors, including future creditors, our shareholders and the holders of our 9.25% senior notes due 2011.

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry. The significant deterioration in economic growth and market volatility worldwide recently have had negative repercussions on the global economy and our industry which, if they continue, will likely negatively affect our business operations and may impair our ability to raise capital.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced project demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

The overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, but in July 2004 quarter, the semiconductor industry experienced a downturn and our sales on a quarterly basis decreased sequentially from that quarter through the July 2005 quarter. Since the July 2005 quarter, the semiconductor industry experienced a gradual recovery, but we filed to capture all the benefits of such recovery that we otherwise might have obtained due to disruptions in our operations during our move to Dongguan, China, which was completed in our October 2006 quarter. After moving our manufacturing operations to China, we are able to improve our cost structure by taking advantage of skilled and low cost labor pool. However, more recently, certain adverse financial developments have impacted the global financial markets. Theses developments include a general slowing of economic growth both in the U.S. and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. While we maintain close communications with our major customers regarding their expected demand for our products and services, it is difficult for industry participants, including our company, to predict how long these conditions will exist and how they will affect the semiconductor industry and our business. As a result, these developments could continue to present risks for an extended period of time for our company, including a potential slowdown in our sales to customers, increase in interest expense on our bank borrowings, or reduction of the amount of banking facilities currently available to us.

If this economic downturn continues, our business, financial condition and results of operations would likely be adversely affected, our cash position may further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and to improve our productivity. In addition, we may need to expand our production capacity and throughput to maintain or increase revenues if average selling prices decline in connection with an industry downturn. Because of the past downturns in the semiconductor industry and the uncertainty of the current downturn, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

We believe that our efforts to maintain or improve our liquidity position will be challenging given the current business environment. Due to the lack of visibility of the semiconductor market and the uncertainty regarding the length of the current downturn, we remain cautions about our Company’s cashflows and we are in the process of attempting to obtain additional financing. There can be no assurance that additional financing will be obtained. If such financing is not obtained for any reason, there may be questions regarding our Company’s ability to continue as a going concern, and we may be unable to fund our operations or service our outstanding debt obligations.

Our substantial indebtedness, related interest payments and required dividends could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we make addition further drawdowns on our existing revolving credit facility or if we are able to secure new financing. Our related interest payments and semiannual dividend payments on our Series A Redeemable Convertible Preferred Shares, or Series A Preferred Shares, also impose significant financial burdens on us. If further new debt is added to our consolidated debt level, the related risks that we now face could intensify. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us, our financial condition and our capital structure.

Our substantial indebtedness has important consequences to our ability to operate our company. For example, it could, and does:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service interest and principal payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement.

The indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types of transactions with affiliates or related persons.

On August 23, 2007, we obtained consent from holders of our 9.25% senior notes due 2011 to amend certain provisions of the indenture governing our 9.25% senior notes due 2011. As a result, we entered into a supplemental indenture on August 27, 2007, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year ended April 30, 2008.

The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above, and additional restrictions on our ability to incur indebtedness. On August 23, 2007, we entered into a waiver and amendment agreement with the lenders under our purchase money loan facility, and amended certain provisions of the purchase money loan agreement including, without limitation, extending the payment dates for certain principal and interest payments. Such waiver and amendment agreement was filed as an exhibit to the annual report on Form 20-F with the Securities and Exchange Commission in October 2007. On October 17, 2008, we entered into an amendment agreement with the lenders under our purchase money loan facility, and amended certain provisions of the purchase money loan agreement including, without limitation, extending the payment dates for certain principal and interest payments. Such amendment agreement is filed as an exhibit to this annual report on Form 20-F for the fiscal year ended April 30, 2008, incorporated herein by reference. For further details, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 10—Additional Information—Material Contracts.” in our annual report on Form 20-F for the fiscal year ended April 30, 2008.

On December 15, 2008, we further amended the purchase money loan facility to extend the maturity due date of the loan amount of approximately $2,435,564 payable on December 15, 2008 to March 31, 2009. On December 31, 2008, the Company further amended the purchase money loan facility to extend the commencement of interest payment from December 31, 2008 to February 1, 2009.

Our ability to comply with covenants contained in the indenture governing our 9.25% senior notes due 2011, our purchase money loan agreement and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures for productivity improvements, and the indenture governing our 9.25% senior notes due 2011, the purchase money loan agreement and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us. Our ability to obtain needed future financing may require alternative financing arrangements with our customers to fund capital expenditures.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners) and Olympus Capital Holdings Asia, respectively, referred to as the “investor group” in this report, collectively owned approximately 40.06% of the outstanding ordinary shares of ASAT Holdings as of July 31, 2008. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL International Holdings Limited (“QPL”), its subsidiaries and its controlling shareholder collectively owned approximately 42.88% of the ordinary shares of ASAT Holdings as of July 31, 2008. The investor group and QPL together control ASAT Holdings’ board of directors, the election and nomination of new directors, management and policies. In addition, our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with QPL, and our current Chief Financial Officer is the brother of a member of our board of directors who is affiliated with the investor group. For further information, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F for the fiscal year ended April 30, 2008. QPL and the investor group are subject to a shareholders agreement and vote together on certain matters, including on the election of directors of ASAT Holdings. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company.

Our ADSs have been delisted from the Nasdaq Capital Market, which may have a negative impact on the price and liquidity of our ADSs.

On March 27, 2008, trading of our ADSs was suspended from the Nasdaq Capital Market. In June 2008, our ADSs were delisted from Nasdaq due to our non-compliance with Nasdaq continuing listing requirements, including maintaining the market value of our listed securities above $35 million, our stockholders equity above $2.5 million, and our net income of at least $500,000 from continuing operations for the most recently completed fiscal year or two of the last three most recently completed fiscal years. Since April 17, 2008, our ADSs have been traded on the OTC Bulletin Board (“OTCBB”) under the symbol “ASTTY.OB”. Although we have maintained our ADS program in the United States, we cannot guarantee that our ADSs will continue to be quoted on the OTCBB or, if quoted, that there will be an active public market for our ADSs. Furthermore, the OTCBB is not a listing service or exchange, but is instead a dealer quotation service for our subscribing members. If our ADSs are not quoted on the OTCBB or if there is no public market for our ADSs, investors may not be able to resell the ADSs at or above the price they paid or at all, and may lose all of their investment. The delisting of our ADSs from the Nasdaq Capital Market may have a negative impact on the price and liquidity of our ADSs.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous pressure on selling prices.

A significant percentage of our sales are derived from customers who use assembly or test services for semiconductor devices used in the communications sector, which comprised around 46% of our sales for the quarter ended July 31, 2008. This sector has been subject to extreme fluctuations in demand, and in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communications products has continuously declined, and the resulting pricing pressure on services provided by us has led to reductions in our sales and decreasing margins. For the past few years, we have embarked upon a strategy to diversify our customer base, increase margins and reduce dependency on the communications sector. Some of the other market sectors which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However, decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented, particularly in light of the current economic situation as discussed above under the heading “Risk Factors-Our Business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry. The significant deterioration in economic growth and market volatility worldwide recently have had negative repercussions on the global economy and our industry which, if they continue, will likely negatively affect our business operations and may impair our ability to raise capital”. For example, we may lose customers, experience reductions in sales or experience lower margins for customers outside the communications sector. If we are unable to successfully implement our diversification strategy or the recent significant deterioration in economic growth and market volatility worldwide continues, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments. Since we have been reducing our investments in research and development in the last five fiscal years (and particularly between fiscal years ended April 30, 2006 and 2007 during which time we were implementing significant cost reduction measures), our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to maintain or increase investment in research and development or to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances could lead to significant decreases in prices for maturing product offerings. Extending reliance on mature product offerings could reduce our gross margins.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. For the quarter ended July 31, 2008, we made capital expenditures of $2.7 million. As of July 31, 2008, we had commitments for future capital expenditures of approximately $1.7 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, from financing provided by our customers to purchase equipment to expand our capacity and from future new financings. However, our ability to generate positive cash flow from our customers is uncertain so we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. Our ability to sustain needed capital expenditures may require alternative financing, including financing arrangements with our customers to purchase equipment that primarily services such customers and new external financing. In addition, due to the long lead time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, and we believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., or Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers. We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of their assembly and test services to internally sourced capacity. Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions or equity investment financing and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions or equity investment financing. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of IBM’s assembly and test operations in China and Singapore. Other examples of merger and acquisition activity among our competitors are the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd., the acquisitions of UltraTera Corp. and NS Electronics Bangkok Ltd. by United Test and Assembly Center. An example of equity investment financing is Temasek Holdings’ voluntary takeover bid to increase its equity shareholdings in STATS ChipPAC. As a result of such growth through acquisitions or equity investment financing, these competitors will have increased capacity or stronger financial resources, and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions or equity investment financing, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions or equity investment financing, we may have difficulties competing successfully against these competitors. In addition, the indenture that governs our 9.25% senior notes due 2011 and our purchase money loan agreement require us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates or have sufficient resources to undertake such a transaction, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly and test services are prone to human error and equipment malfunction. Defective packages and services may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor-provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards and acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. We may not have sufficient cash resources or available financing to increase our capital expenditures in response to our customers’ demands. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the industry downturn which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005. While the industry gradually recovered since the July 2005 quarter, we were unable to capture all the benefits of such recovery that we might otherwise have obtained due to disruptions in our operations during our move to Dongguan, China, and our capacity utilization rates averaged approximately 70% and 75% for the quarters ended July 31, 2007 and 2008, respectively. If we experience low capacity utilization in future periods, including due to the recent significant determination in economic growth and market volatility worldwide, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or be unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the three months ended July 31, 2008 and 2007, our single largest customer accounted for 62% and 61%, respectively, of sales. For the three months ended July 31, 2008, our five largest customers by sales accounted for approximately 80.1% of sales and our ten largest customers by sales accounted for approximately 87.6% of sales. For the three months ended July 31, 2007, our five largest customers by sales accounted for approximately 77% of sales and our ten largest customers by sales accounted for approximately 85% of sales. If any key customer were to significantly reduce its purchases from us, our results of operations may likely be adversely affected. In addition, there may be a trend toward increasing customer concentration.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to us and the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

We are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies, and nearly 100% of our invoices are billed in U.S. dollars. We estimate that approximately 74% of our sales during the three months ended July 31, 2008 and 76% of our sales during the three months ended July 31, 2007 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law or adverse changes in customs duties and procedures;

•	availability of supplies and materials in China;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. The ongoing economic downturn in Asia and worldwide will likely be detrimental to our business, financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our development partner in China.

Our development partner in China, the Dongguan Changan County Changshi Development Company (“Changshi”), is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. Changshi’s performance during the construction of Phase I and Phase II of our Dongguan, China facilities and completion of the interior finish and fixtures of our Phase I facility in Dongguan, China, met or exceeded our expectations with respect to the quality and timeliness of the construction. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of our Dongguan, China facilities. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I and Phase II facilities’ land-use rights and buildings, constructed our Phase I facility’s interior finish and fixtures. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan, China facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of all of our manufacturing operations to Dongguan, China means that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan, China facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of its agreements with us, our agreements with Changshi provide that we must pursue any claims against it through binding arbitration in Dongguan before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Our direct labor, and certain indirect labor, workforce are composed primarily of People’s Republic of China nationals, and we expect these employees to unionize. If we encounter future labor problems, this could adversely affect our revenues and profitability.

None of our employees in Dongguan, China or our other employees is currently represented by a union. However, our workers in our Dongguan, China facilities may unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages or our compliance with changing minimum wage labor laws.

Operating facilities in China can be fraught with uncertainty, including economic, political, legal operational and financial risks, and there can be no assurances that our China facilities will bring their intended benefits to us.

Many economic, political, legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, bankruptcy laws, commercial laws, currency controls, import tariffs and duties, customs regulations and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified management and engineering talent and other experienced employees;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	changes in tax holidays;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment for particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as bankruptcy, foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which includes ASAT China, our Chinese operating subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, tax holidays, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

There can be no assurances that economic, political, legal, operational and financial risks in China will not adversely affect our business.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, ASAT China, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While ASAT Holdings is a Cayman Islands holding company, we conduct our assembly and test operations through our Chinese subsidiary. The ability of this subsidiary to pay dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Under the new People’s Republic of China (“PRC”) Enterprise Income Tax Law effective January 1, 2008 (the “New EIT Law”), dividends payable to foreign investors which are “derived from sources within the PRC” is subject to income tax by way of withholding. Since we are a holding company and most of our profits are generated from our PRC subsidiary, ASAT China, dividends that we declare from such income may by deemed “derived from sources with the PRC” for purposes of the New EIT Law and therefore subject to a withholding tax. While the New EIT Law stipulates that such taxes may be exempted or reduced, since no rules or guidance concerning the new tax law have been issued yet, it is unclear under what circumstances, and to what extent, such tax would be exempted or reduced. If we are required under the New EIT Law to withhold PRC income tax on dividends payable to our non-PRC shareholders, our financial condition and results of operations may be harmed. As of the date of this report, we do not intend to distribute dividends other than dividends required under our Series A Preferred Shares.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. It is also not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner, or at all.

We conduct our operations at a single location in China. Accordingly, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We conduct our assembly and test operations in our facilities in Dongguan, China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes, could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results.

With respect to our facilities in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance, we have procured insurance covering the contents of the buildings, public liability insurance and business interruption insurance. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Any disruptions in available power supplies in Dongguan, China could disrupt our operations, reduce our sales and increase our expenses.

We have transferred all of our assembly and test operations to Dongguan, China, and they are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent to a substantial degree on electrical power supplied by state run power generating facilities. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan, China, where our factory is located. In Dongguan, China demand for power exceeded supply since 2004. Should our Dongguan, China facilities be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Dongguan, China facilities will be highest during warm weather conditions.

We currently have dedicated power supply lines from two different power sources to support our facilities which we expect to provide independent and continuous back-up power. In addition, we currently have back-up generators that support a portion of production at our Dongguan, China facilities. We expect that these dedicated power lines will not be subject to temporary or rolling blackouts, although they and our back-up generators may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan, China facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, China, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to a severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and achieve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes, which steps have involved implementation and integration problems that we are currently seeking to address. We have also moved our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability. We may continue to incur additional expenses associated with operating our assembly and test facilities in Dongguan, China. In addition, with respect to our information systems, including our implementation of the SAP system, there can be no assurances that we will not encounter delays, errors or cost-overruns and other adverse consequences in upgrading such systems so as to cater for the ever changing needs from the evolving business environment. If our information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of April 30, 2008, we had approximately 61 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These arrangements and any future measures we take might not adequately cover or protect our intellectual property. We may also fail to maintain, grow or invest in research and development to strengthen our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. In particular, the intellectual property laws of China, where we have moved our assembly and test facilities, do not protect our intellectual property rights to the same extent as does the United States. This could leave us vulnerable to willful patent infringement or to the theft of trade secret information. In addition, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we settled a patent litigation case with Motorola, Inc., or Motorola, and Freescale Semiconductor, Inc., or Freescale, in connection with their claim of a breach under a patent cross-license agreement in July 2005.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are may become subject.

We have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future have a judgment rendered against us or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the indenture governing our 9.25% senior notes due 2011 and our purchase money loan agreement. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at a time when we do not have sufficient funds to repay the amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected. Similarly, if our obligations under the purchase money loan agreement are accelerated when we do not have sufficient funds to repay the amounts due, a cross-default could arise under the indenture and our business financial results and operations would be materially adversely affected.

The loss of key senior management and engineers could negatively impact our business prospects. In addition, our inability to attract and retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain senior management, highly skilled technical, managerial, sales and marketing personnel. Competition for senior management, highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China, and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel and other personnel at all levels, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly, and test services in order to grow our business and achieve profitability.

On September 1, 2006 our former Chief Executive Officer resigned for personal reasons. Our current Acting Chief Executive Officer assumed his position for the interim period during which we are actively searching for a permanent Chief Executive Officer. Our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with one of our principal shareholder groups, QPL. On July 17, 2007, our former Acting Chief Financial Officer resigned, and on July 18, 2007 our permanent Chief Financial Officer assumed his position. Our former Acting Chief Financial Officer is and continues to be a member of our board of directors and is affiliated with one of our principal shareholder groups, the investor group. Our current Chief Financial Officer is the brother of our former Acting Chief Financial Officer. Although we are currently in the process of searching for permanent replacement, we cannot assure you that we will be successful in attracting and retaining a permanent Chief Executive Officer in the near future or that our current Acting Chief Executive Officer will continue to serve ASAT until permanent hire is made.

In connection with our ongoing corporate restructuring to improve efficiency, various senior management, officers, managers, engineers and other personnel in various departments have left our company. Their responsibilities are currently being assumed by other personnel within the company or replaced with new hires. We cannot assure you that we will be successful in attracting and retaining sufficient and capable personnel at all levels and functions in our company to meet our human resources needs.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL and its affiliates, our largest affiliated shareholder group, and our substrates from several suppliers in Taiwan, Japan and Korea. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited, or QPLL, and Talent Focus Industries Limited, or Talent Focus, on October 27, 2005 and the contract was expired in October 2007. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. In addition, increasing commodity prices have negatively impacted our supply purchases because our vendors have passed on the price increases to us. Further, if any of our vendors were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

We do not anticipate making material environmental capital expenditures in connection with our current operations in our Dongguan, China facilities. However, we cannot predict whether future environmental, health and safety laws in China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in China adopt new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could, and do, impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could, and do, affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a directive in the European Union banned the use of lead and other heavy metals in electrical and electronics equipment beginning July 1, 2006. As a result, our customers selling products in Europe began demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, we changed some of our assembly processes and materials for specified products and we redesigned some of our assembly processes and products to use soldering that does not contain lead in response to this legislation. The redesign has required increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not meet the same reliability levels as our products assembled with non-compliant materials and processes. If we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues and purchases are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Chinese Renminbi and Hong Kong dollars. The Hong Kong dollar historically has accounted for the largest share of our costs, but we are now increasingly exposed to the Chinese Renminbi. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the range varying between HK$7.75 per U.S. dollar and HK$7.85 per U.S. dollar since 2005, we have not experienced significant foreign exchange gains or losses associated with that currency.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of December 31, 2008, the exchange rate was RMB6.82 to $1.00 as compared with RMB7.28 to $1.00 as of December 31, 2007. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our Dongguan, China operations.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year and China’s National Day, which are major holidays celebrated in China. Many businesses within China are closed for a period of approximately 3 to 10 days around the Lunar New Year, which occurs in January or February of each year, and China’s National Day, which begins on October 1 of each year. This could lead to decreased sales during the fiscal quarters in which the Lunar New Year and China’s National Day fall. We expect that as we conduct our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods.

We have in the past been, and may in the future be, in default or otherwise out of compliance with the covenants and conditions in the agreements governing our debt.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations. In addition, these difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and cause us to seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish a restructuring on commercially reasonable terms, if at all. Please refer to “Item 13—Defaults, Dividend Arrearages and Delinquencies” for additional information in our annual report on Form 20-F for the fiscal year ended April 30, 2008.

We issued Series A Preferred Shares and warrants in connection with the preferred shares financing arrangement, warrants in connection with the purchase money loan facility with our two principal shareholder groups, warrants in connection with amending the purchase money loan facility and warrants in connection with the approved amendments to the indenture governing our 9.25% senior notes due 2011, which can have a significant dilutive effect upon our shareholders.

In July 2005, we entered into a settlement agreement with Freescale, the former semiconductor products division of Motorola with whom we had an intellectual property infringement dispute. In connection with the settlement agreement, we issued to Freescale a five-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 729,167 ADSs, at an exercise price of $0.16 per share (equivalent to $2.40 per ADS). Please see “Item 4—Information on the Company—Business Overview—Legal Proceedings.” in our annual report on Form 20-F for the fiscal year ended April 30, 2008.

As described in “Item 5—Operating and Financial Review and Prospects—Capital Expenditures and Material Financing Arrangements” in our annual report on Form 20-F for the fiscal year ended April 30, 2008, in October 2005, we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan facility with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to two of our principal shareholder groups and to a member of the JPMP shareholder group in connection with the purchase money loan facility, and subsequently issued additional warrants in connection with the borrowing of the first tranche of funding under the purchase money loan facility to the lenders that funded the first tranche of loans. The holders can convert their Series A Preferred Shares into ordinary shares at any time prior to their maturity. The initial conversion price of the Series A Preferred Shares was $0.09 per ordinary share (equivalent to $1.35 per ADS), but was reset on October 31, 2006 to $0.065 per ordinary share (equivalent to $0.975 per ADS). The conversion price is subject to adjustment under anti-dilution provisions, including weighted average based anti-dilution protection in the event of issuance of certain equity securities, and shall be proportionally adjusted for share splits, dividends, recombinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants. We have also issued additional Series A Preferred Shares and warrants in connection with our rights offering.

On August 23, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment to our purchase money loan agreement, which was required as a condition to closing the solicitation of consents to amend our indenture governing our 9.25% senior notes due 2011, as described below. These warrants were subsequently issued to the lenders under the purchase money loan agreement, subject to certain conditions specified therein. These warrants are, in the aggregate, exercisable for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis as of the issue date (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they are exercisable have not been registered under the Securities Act of 1933, or any state securities laws, and were issued in a private transaction under Regulation D and/or in an offshore transaction under Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

On August 27, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment of the indenture governing our 9.25% senior notes due 2011. These warrants were subsequently issued to eligible holders of our 9.25% senior notes due 2011 who consented to our solicitation of consents ended August 23, 2007 to amend the indenture governing our 9.25% senior notes due 2011, subject to certain conditions specified therein. These warrants are, in the aggregate, exercisable for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis as of the issue date (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the lenders under its purchase money loan agreement). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they are exercisable have not been registered under the Securities Act of 1933, or any state securities laws, and were issued in a private transaction under Regulation D and/or in an offshore transaction under Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

If holders convert the Series A Preferred Shares or exercise any of the foregoing warrants, we will issue additional ordinary shares, and such issuances will be dilutive to our holders of ordinary shares and ADSs.

In addition, we have the option to pay the semiannual dividend due on our outstanding Series A Preferred Shares in our ordinary shares, and we have done so for each dividend payment date thus far. On September 15, 2007, we paid the dividend by issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly owned subsidiary of QPL, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2008, we paid the dividend by issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited and 835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On September 15, 2008, we paid the dividend by issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. Future dividend payments on the Series A Preferred Shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

Failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the United States securities laws and the Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, beginning in the annual report on Form 20-F for the fiscal year ending April 30, 2010, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

We may from time to time experience material weaknesses or significant deficiencies in our internal control. For example, as of April 30, 2008, management identified a significant deficiency in the internal control over financial reporting. Specifically, management did not maintain a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with management’s financial reporting requirements. This resulted in deficiencies in internal control over financial reporting for complex accounting transactions and led to an error related to our accounting treatment with respect to the adjustment of the conversion price of our Series A Preferred Shares which occurred in October 2006. In preparing our consolidated financial statements as of and for the fiscal year ended April 30, 2007, we did not apply the relevant principles under U.S. GAAP to revalue the preferred shares based on the adjusted conversion price in our consolidated balance sheet. To correct this error, such balance sheet has been restated in the annual report on Form 20-F for the fiscal year ended April 30, 2008 to reflect the adjusted conversion price (which reduced our liabilities for the Series A Preferred Shares by $4.1 million and increased our additional paid-in capital by $4.1 million as of that date). Management has commenced a plan to remediate the significant deficiency, including evaluating current staffing needs and implementing monitoring controls over routine and non-routine complex transactions. There can be no guarantee that such efforts will remediate the significant deficiency or that in future periods management may identify other significant deficiencies or material weaknesses.

Although our management concluded that our internal control over financial reporting are effective in this report, our management may not conclude that our internal control over financial reporting are effective in the future. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent public registered accounting firm may conclude our internal control over financial reporting is ineffective or may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could negatively impact the trading price of our ADSs.

Expiration of, or changes to, our tax incentives could have a material adverse effect on our operating results. There is also uncertainty associated with the interpretation of new PRC Enterprise Income Tax Law.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted by the Chinese government. Under the EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises under the previous PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise, or the FEIT law. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Enterprises that were subject to a statutory FEIT rate of 15% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. However, enterprises those were subject to a statutory FEIT rate of 24% are subject to EIT of 25% after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15% EIT rate. On April 14, 2008, the Measures for the Recognition and Administration of New and High-tech Enterprises, or the Measures, were promulgated jointly by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation and became retroactively effective from January 1, 2008. Under the Measures, the term “high-tech enterprise” is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and forms their own core proprietary intellectual property right as the basis of its business operation. Such new and high-tech enterprises may apply for tax incentives. There is no assurance that ASAT China will qualify as a new and high-tech enterprise under the Measures.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered as “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income, including income they receive from their subsidiaries. Pursuant to the Implementation Rules to the Enterprise Income Tax law promulgated by State Council on December 6, 2007 and became effective on January 1, 2008, or the Implementation Rules, the term “de facto management bodies” is defined as bodies that undertake overall management and control of the production, operation, human resource, finance, property and similar activities of the enterprise in material respects. Despite the Implementation Rules, it is still not entirely clear under what situations an enterprise’s “de facto management body” is considered to be located in China. However, almost all of our management is currently based in China, and will likely remain in China for the foreseeable future. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is not entirely clear what is considered a “qualified resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay, if any, to our shareholders and ADS holders. Furthermore, unlike the FEIT Law (superseded by the EIT Law), which specifically exempted withholding tax on any dividends payable to non-PRC investors, the EIT Law and the Implementation Rules provide that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be reduced by the relevant Sino-foreign tax treaties. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our operating subsidiary located in China. If we declare dividends from such income, it is not clear whether it will be subject to EIT as if we are a China tax resident under the EIT Law. If we are required under the EIT Law to withhold income tax on our dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

U.S. investors in the Company could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Based in part on the Company’s projections and estimates of the composition, nature and value of the Company’s assets, and the sources and nature of the Company’s income, the Company does not expect to be classified as a passive foreign investment company (“PFIC”) for US federal income tax purposes for the current taxable year or in the foreseeable future. However, the determination of whether the Company is a PFIC is made on an annual basis and will depend on the composition and nature of the Company’s income and the composition, nature and value of the Company’s assets from time to time. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Since the market value of the Company’s assets may be determined in large part by the market price of the Ordinary Shares, which is likely to fluctuate and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction, the Company may be a PFIC for any taxable year. If the Company is treated as a PFIC for any taxable year, such characterization could result in adverse US tax consequences to a US investor. For example, if the Company is a PFIC, a US investor will become subject to increased tax liabilities under US tax laws and regulations upon a disposition of the ADSs or ordinary shares or upon the receipt of certain distributions and will be subject to increased reporting requirements.

Certain U.S. investors in our company could suffer adverse tax consequences if we are characterized as a controlled foreign corporation for U.S. federal income tax purposes.

Generally, we will be a controlled foreign corporation (“CFC”) if more than 50% of the total combined voting power of all classes of our shares or the total value of our shares is owned, actually or constructively, by U.S. 10% Shareholders. A “U.S. 10% Shareholder” is a citizen or resident of the United States, a domestic partnership, a domestic corporation, or a estate or trust other than a foreign estate or trust which owns, actually or constructively, 10% or more of the total combined voting power of all classes of our shares. If we are a CFC and you are a U.S. 10% Shareholder with respect to us, your investment could be materially adversely affected because you must include in your gross income for U.S. tax purposes your pro rata share of our “Subpart F income” and our earnings invested in U.S. property, regardless of whether we actually distribute such amounts. In addition, if you are or were a U.S. 10% Shareholder at any time during the five-year period ending with a sale or other taxable disposition of our common shares by you, gain from such disposition will be treated as ordinary income to the extent of our earnings and profits. If we are both a PFIC and a CFC, special rules may apply.

We do not believe that we currently are a CFC. However, the principles for applying the tests described above are not entirely clear and this determination is based on factors beyond our control, such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entitles for U.S. federal income tax purposes, the identity of the owners of such entities. Accordingly, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

PART II OTHER INFORMATION

Item 1.	Legal Proceedings

On April 10, 2008, ASAT China received a notice from the People’s Intermediate Court of the City of Dongguan, Guangdong, China concerning a lawsuit raised by Wellmean, a local contractor, alleging that ASAT China breached its contract with Wellmean by failing to pay the final installment of the renovation fees of RMB7.7 million (approximately $1.1 million) in connection with the construction of our Phase II manufacturing facility in Dongguan, China. On July 4, 2008, Wellmean and ASAT China entered into a settlement agreement whereby ASAT China agreed to pay a consideration of approximately RMB7.7 million to settle this court action. Subsequently, Wellmean withdrew its claim against ASAT China on July 9, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: January 8, 2009	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer